Exhibit 99.5

August 2, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

SECOND QUARTER 2017 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s three and six months ended June 30, 2017. The full version of the Company’s unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request. All financial information is prepared in accordance with IFRS, except as noted under the Non-IFRS Measures section.

Great Panther commenced reporting its financial results in US dollars (“USD”) as of the third quarter of 2016. Accordingly, all dollar amounts expressed in this news release, and the associated financial statements and MD&A, are in USD, unless otherwise noted. Periods prior to the third quarter of 2016 were reported in Canadian dollars (“CAD”), and have been restated to USD using the July 1, 2016 CAD/USD exchange rate of 1.3052.

“I am pleased to report net income for the three and six-month periods ended June 30, 2017 of $0.8 million and $3.9 million, respectively, reflecting improvements from losses in the comparative periods”, stated Robert Archer, President & CEO. “Great Panther was also able to deliver a record quarter of production with the Topia Mine now operating at planned capacity. Additionally, with the recent closing of the acquisition of the Coricancha Mine Complex in Peru, the Company embarks on a significant new opportunity for growth. Over the next few months we will be focusing on advancing a resource update, engineering studies, and underground development in support of additional drilling at Coricancha. We also continue to focus on additional growth and M&A opportunities, given our strong balance sheet with $57 million in cash and short-term deposits, and no long-term debt.”

Great Panther reported net income of $0.8 million for the second quarter of 2017, compared to a net loss of $1.3 million in the same quarter of 2016. This was achieved despite lower metal prices, as the Company generated $5.4 million in mine operating earnings before non-cash items and realized $0.8 million foreign exchange gains associated with Mexican peso (“MXN”) foreign currency forward contracts.

Cash cost per payable silver ounce (“cash cost”) for the second quarter of 2017 was $5.67, while cash cost of $4.83 for the six-month period ended June 30, 2017 remains below the Company’s full-year guidance for 2017. All-in sustaining cost per payable silver ounce (“AISC”) for the second quarter of 2017 came in at $14.93, bringing the AISC for the six months ended June 30, 2017 to $16.76 and closer to the 2017 full-year guidance. As the Company has now completed the construction of the Topia tailings filtration plant and plant upgrades (the “Topia Project”), it expects AISC to continue to decrease from levels reported in the first and second quarters, which reflected capital expenditures associated with the Topia Project (see Outlook section).

Highlights of the second quarter 2017 compared to second quarter 2016, unless otherwise noted:

•	Metal production increased 6% to a record 1,102,290 Ag eq oz;
•	Silver production increased 6% to 569,229 silver ounces;
•	Gold production decreased 8% to 5,543 gold ounces;
•	Cash cost increased to $5.67 from $1.72;
•	Cash cost per Ag eq oz increased 19% to $11.47;
•	AISC increased 108% to $14.93;
•	Revenues decreased 20% to $15.7 million;
•	Mine operating earnings before non-cash items were $5.4 million, a decrease of 46%;
•	Adjusted EBITDA was $1.5 million compared to $7.5 million;
•	Net income totaled $0.8 million, compared to a net loss of $1.3 million;
•	Cash flow from operating activities, before changes in non-cash net working capital was $2.3 million, compared to $7.5 million;
•	Cash and short-term deposits increased to $57.1 million at June 30, 2017 from $56.7 million at December 31, 2016; and
•	Net working capital decreased to $63.0 million at June 30, 2017 from $66.6 million at December 31, 2016.

OPERATING AND FINANCIAL RESULTS SUMMARY

	Q2 2017	Q2 2016	Change	Six months ended June 30, 2017	Six months ended June 30, 2016	Change
OPERATING
Tonnes milled (excluding custom milling)	98,576	99,905	-1%	181,232	188,588	-4%
Ag eq oz produced[1]	1,102,290	1,037,728	6%	1,832,476	2,047,556	-11%
Silver production - ounces	569,229	536,726	6%	935,664	1,076,198	-13%
Gold production - ounces	5,543	6,010	-8%	10,721	11,609	-8%
Payable silver ounces	524,411	601,449	-13%	869,406	1,079,547	-19%
Ag eq oz sold	992,057	1,148,467	-14%	1,673,041	1,994,779	-16%
Cost per tonne milled[2]	$103	$86	20%	$96	$90	7%
Cash cost[2]	$5.67	$1.72	230%	$4.83	$2.81	72%
Cash cost per Ag eq oz2	$11.47	$9.67	19%	$11.28	$10.02	13%
AISC[2]	$14.93	$7.19	108%	$16.76	$8.10	107%
AISC per Ag eq oz2	$16.37	$12.54	31%	$17.48	$12.88	36%

(in 000’s, unless otherwise noted)	Q2 2017	Q2 2016	Change	Six months ended June 30, 2017	Six months ended June 30, 2016	Change
FINANCIAL RESULTS
Revenue	$15,731	$19,596	-20%	$28,102	$33,735	-17%
Mine operating earnings before non-cash items[2]	$5,418	$10,087	-46%	$10,864	$16,021	-32%
Mine operating earnings	$4,465	$8,831	-49%	$9,127	$13,541	-33%
Net income (loss)	$833	$(1,332)	163%	$3,873	$(4,750)	182%
Adjusted EBITDA[2]	$1,489	$7,545	-80%	$3,623	$10,405	-65%
Operating cash flows before changes in non-cash net working capital	$2,255	$7,548	-70%	$3,150	$10,613	-70%
Cash and short-term deposits at end of period	$57,071	$22,093	158%	$57,071	$22,093	158%
Net working capital at end of period	$63,037	$37,865	66%	$63,037	$37,865	66%
Average realized silver price per oz[3]	$16.01	$17.82	-10%	$17.32	$17.10	1%
Average realized gold price per oz3	$1,254	$1,298	-3%	$1,274	$1,321	-4%
Earnings (loss) per share - basic and diluted	$0.00	$(0.01)	100%	$0.02	$(0.04)	150%

REVIEW OF FINANCIAL RESULTS OF THE SECOND QUARTER OF 2017

Revenue decreased by 20% in the second quarter of 2017, relative to the second quarter of 2016. This was primarily attributable to the 14% decrease in metal sales volumes which had the effect of reducing revenue by $3.1 million. Metal sales volumes were lower despite the increase in production during the second quarter of 2017 due the timing of shipments and because Topia contributed a higher proportion of metal production and has lower payable ounces associated with the sales terms for its base metal concentrates. Lower realized precious metal prices also accounted for a reduction in revenue of about $0.9 million and revenue during the second quarter of 2016 included a $0.3 million favourable effect of foreign exchange rates which did not recur following the change in functional currency to US dollars on July 1, 2016. These negative factors were partly offset by a $0.5 million decrease in smelting and refining charges, which are netted against revenue.

[1]	Silver equivalent ounces are referred to throughout this document. For 2017, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver and gold prices are prior to smelting and refining charges.

Production costs for the second quarter of 2017 increased by $0.8 million compared to the second quarter of 2016. The increase was attributable to the a greater proportion of production from the higher-cost Topia mine and lower grades at the GMC which increased unit production costs. The higher unit production costs were partly offset by the 14% reduction in metal sales volumes, which had an impact of $1.3 million.

Mine operating earnings before non-cash items decreased by $4.7 million relative to the second quarter of 2016 due to the $3.9 million decrease in revenue and the $0.8 million increase in production costs.

Amortization and depletion decreased compared to the second quarter of 2016 as the Phase I TSF at Topia was fully depreciated by the end of the fourth quarter of 2016.

General and administrative (“G&A”) expenses for the second quarter of 2017 increased by $0.5 million compared to the same period in 2016, related primarily to strategic changes and initiatives to position the Company for future growth and development. These include CEO succession, other management changes, and the development and implementation of long-term incentive programs to better align compensation with the Company’s longer-term growth and development objectives.

Exploration, evaluation and development (“EE&D”) expenses increased by $0.9 million mainly due to an increase in exploration drilling at San Ignacio and Topia compared to the same period in 2016. These factors were partially offset by a reduction in spending at the Coricancha Mine Complex (the “CMC”) relative to the second quarter of 2016 as the Company changed its focus from the active evaluation of the property during the second quarter of 2016, to negotiation and closing of the acquisition of the CMC during the second quarter of 2017.

Finance and other income amounted to $0.8 million, compared to finance and other expense of $4.8 million in the second quarter of 2016. The change was primarily attributable to foreign exchange gains and losses, as the Company recorded a foreign exchange gain of $0.6 million during the second quarter of 2017, compared to a $4.8 million foreign exchange loss in the second quarter of 2016. The foreign exchange loss in the second quarter of 2016 comprised unrealized foreign exchange losses on certain intercompany accounts prior to the change in functional currency to US dollars on July 1, 2016. In addition to the foreign exchange gain recorded in the second quarter of 2017, the Company also earned higher interest revenue of $0.1 million.

Net income for the second quarter of 2017 amounted to $0.8 million, compared to a net loss of $1.3 million for the second quarter of 2016. The improvement in net income was largely due to the $5.6 million net increase in finance and other income and a $0.7 million decrease in income tax expense. In addition, the second quarter of 2016 reflected an impairment charge related to the termination of the Company’s original option agreement associated with the CMC, whereas no such charge was taken in the second quarter of 2017. These factors were partly offset by a $4.4 million decrease in mine operating earnings, $0.5 million increase in G&A expenses and a $0.9 million increase in EE&D expenses.

Adjusted EBITDA decreased by $6.1 million in the second quarter of 2017, compared to the same period in 2016. The decrease reflects the $4.7 million decrease in mine operating earnings before non-cash items, a $0.4 million increase in G&A expenses before non-cash items, as well as a $1.0 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

CASH COST AND ALL-IN SUSTAINING COST

Cash cost was $5.67 for the second quarter of 2017, up from $1.72 during the second quarter of 2016. A factor in the increase is the higher than usual share of production and sales from the generally higher-cost Topia mine. Lower silver grades at the GMC also contributed to an increase in Mexican peso (“MXN”) unit production costs as these translated to lower payable silver volumes and thereby increased fixed production cost on a per-unit basis. In addition, lower gold by-product credits due to lower average realized gold prices and a decrease in gold production from the GMC were significant factors. These negative factors were partly offset by lower smelting and refining charges.

AISC for the second quarter of 2017 was $14.93, an increase of $7.73 compared to the second quarter of 2016, primarily due to the increase in cash cost described above, as well as an increase in sustaining EE&D and G&A expenses. In addition, the lower payable silver ounces had the impact of increasing sustaining capital expenditures on a per-unit basis. These factors were partly offset by the impact of lower capital expenditure.

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost, cash cost per Ag eq oz, AISC, and AISC per Ag eq oz, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT JUNE 30, 2017

At June 30, 2017, the Company had cash and short-term deposits of $57.1 million, compared to $56.7 million at December 31, 2016. The Company does not have any long-term debt.

Cash and short-term deposits increased by $0.4 million during the first six months of 2017 primarily due to $3.3 million in operating cash flows before changes in non-cash net working capital and the proceeds from the exercise of stock options of $0.9 million. In addition, foreign exchange gains on the Company’s cash balances amounted to $0.1 million, and the Company acquired $0.1 million in cash as part of the acquisition of the CMC. These factors were partly offset by $2.9 million invested in mineral properties, plant and equipment and a $1.2 million decrease in cash associated with changes in non-cash net working capital.

At June 30, 2017, the Company had net working capital of $63.0 million compared to $66.6 million at December 31, 2016. The $3.6 million decrease during the first half of 2017 was primarily due to the recognition of a $4.8 million current portion of reclamation and remediation provision in respect of the newly-acquired CMC. This was offset, in part, by an increase in the fair value of the Company's foreign currency forward contracts (derivative asset) of $1.3 million.

OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2017 remains unchanged:

Production and cash cost guidance	1H 2017 Actual	FY 2017 Guidance	FY 2016 Actual
Total silver equivalent ounces[4]	1,832,476	4,000,000 - 4,100,000	3,884,960
Total payable silver ounces	869,406	1,950,000 - 2,000,000	2,010,252
Cash cost[5]	$ 4.83	$ 5.00 - $ 6.00	$ 3.65
AISC[2]	$ 16.76	$ 14.00 - 16.00	$ 10.99

AISC for the first half of 2017 was higher than the annual 2017 guidance and prior year due mainly to capital expenditures associated with the Topia Project. AISC is expected to decrease slightly in the second half of the year as the Topia Project was largely completed in the first half of 2017. However, it is noted that cash cost and AISC are highly sensitive to fluctuations in the MXN/USD exchange rate.

The Company recently completed the outstanding condition required by the Mexican Environmental Authority (SEMARNAT) for the Change in Use of Soils permit associated with the Topia Phase II TSF and announced that it had resubmitted its application for this permit. The Company expects that a response will be received within 60 business days of filing. All tailings are currently being deposited at the Phase I TSF while the Company continues its efforts to obtain the Phase II permit from SEMARNAT. The Company believes that it will be able to obtain a permit for the Phase II TSF without interruption of operations at Topia. However, the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot provide complete assurance that a disruption can be avoided.

There is a risk that production and cost guidance may be affected if the Company is unable to obtain a permit for the Topia Phase II TSF on a timely basis or at all. In the event that there is a significant change to the Company’s production guidance expectations, the Company will provide an update to the market as soon as possible.

Capex and EE&D expense guidance (in millions)	1H 2017 Actual	FY 2017 Guidance	FY 2016 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with the CMC	$ 3.0	$ 6.3 - $ 7.3	$ 4.8
EE&D - operating mines (excludes the CMCa)	$ 3.2	$ 3.5 - $ 4.5	$ 3.0

The Company completed the acquisition of the CMC effective June 30, 2017. The Company plans to carry out further evaluations of the mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling, undergound drilling, environmental studies, and the initiation of a preliminary feasibility study ("PFS"). Depending upon the outcome of the PFS, capital investments in support of restarting operations could commence in 2018. The Company is currently working on an updated mineral resource estimate for the CMC, which is expected to be completed towards the end of the third quarter of 2017. The Company has also agreed to carry out reclamation and remediation work on certain legacy TSFs associated with the CMC and will be reimbursed for such work by Nyrstar, up to $20 million. Investors should refer to the Company’s material change report filed on SEDAR on July 10, 2017 for a detailed discussion on the Company’s obligations to complete this reclamation work and Nyrstar’s related obligation to reimburse the Company.

The Company continues to seek and evaluate additional acquisition opportunities to meet the Company's growth objectives.

[1]	For 2017 guidance, Ag eq oz have been established using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively. For 2016, Ag eq oz were calculated using a 70:1 Ag:Au ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

WEBCAST AND CONFERENCE CALL TO DISCUSS THE FIRST QUARTER 2017 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on August 3, 2017, at 8:00 am Pacific Time. Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 866 548 4713
International Toll	+1 323 794 2093
Conference ID	6312752

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to mine operating earnings before non-cash items, EBITDA, adjusted EBITDA, cash cost, cash cost per Ag eq oz, AISC and AISC per Ag eq oz, which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and six months ended June 30, 2017 for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. With the recent completion of the acquisition of the Coricancha Mine Complex in Peru, the Company’s activities will include efforts to return the Coricancha Mine to production, and the pursuit of additional mining opportunities in the Americas.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, the Company’s expectation that it will be able to obtain the Topia Phase II TSF permit without interruption to operations at Topia, the Company’s expectation that AISC will continue to decrease from the levels reported in the first and second quarter of 2017, the Company’s plans for the CMC, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

Great Panther Silver Limited CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in thousands of US dollars – Unaudited)

	June 30,	December 31,
	2017	2016

Assets

Current assets:
Cash and cash equivalents	$40,189	$41,642
Short-term deposits	16,882	15,020
Trade and other receivables	11,427	10,178
Inventories (note 4(a))	7,752	5,744
Derivative assets (note 5)	774	–
Other current assets	591	529
	77,615	73,113

Non-current assets:
Inventories - non-current (note 4(b))	1,622	–
Reimbursement rights (note 3)	11,168	–
Mineral properties, plant and equipment	15,517	14,096
Exploration and evaluation assets	15,735	2,112
Intangible assets	21	22
Deferred tax assets	39	98
	$121,717	$89,441

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$9,904	$6,017
Derivative liabilities (note 5)	–	536
Reclamation and remediation provision - current (note 3)	4,757	–
	14,661	6,553

Non-current liabilities:
Reclamation and remediation provision (note 3)	22,602	3,466
Deferred tax liabilities	1,644	2,134
	38,907	12,153

Shareholders’ equity:
Share capital	129,701	128,485
Reserves	18,548	18,115
Deficit	(65,439)	(69,312)
	82,810	77,288

	$121,717	$89,441

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars)

For the three and six months ended June 30, 2017 and 2016 (Unaudited)

	Three months		Six months
	ended June 30,		ended June 30,
	2017	2016	2017	2016
Revenue	$15,731	$19,596	$28,102	$33,735

Cost of sales
Production costs	10,313	9,509	17,238	17,713
Amortization and depletion	849	1,178	1,540	2,365
Share-based compensation	104	78	197	116
	11,266	10,765	18,975	20,194

Mine operating earnings	4,465	8,831	9,127	13,541

General and administrative expenses
Administrative expenses	1,580	1,162	2,974	2,432
Amortization and depletion	17	51	33	104
Share-based compensation	337	173	529	331
	1,934	1,386	3,536	2,867

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	1,520	619	2,643	2,026
Mine development costs	820	844	1,645	1,294
Share-based compensation	8	22	16	43
	2,348	1,485	4,304	3,363

Impairment charge	–	1,679	–	1,679

Finance and other income (expense)
Interest income	209	25	422	47
Finance costs	(40)	(28)	(78)	(48)
Foreign exchange gain (loss)	645	(4,789)	2,460	(9,496)
Other income	13	16	20	34
	827	(4,776)	2,824	(9,463)

Income (loss) before income taxes	1,010	(495)	4,111	(3,831)
Income tax expense	177	837	238	919
Net income (loss) for the period	$833	$(1,332)	$3,873	$(4,750)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net income (loss):
Foreign currency translation	20	2,759	49	5,501
Change in fair value of available-for-sale financial assets (net of tax)	1	–	(1)	3
	21	2,759	48	5,504

Total comprehensive income for the period	$854	$1,427	$3,921	$754

Earnings (loss) per share (note 7(c))
Basic and diluted	$0.00	$(0.01)	$0.02	$(0.03)

Great Panther Silver Limited CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of US dollars) For the three and six months ended June 30, 2017 and 2016 (Unaudited)

	Three months		Six months
	ended June 30,		ended June 30,
	2017	2016	2017	2016
Cash flows from operating activities:
Net income (loss) for the period	$833	$(1,332)	$3,873	$(4,750)
Items not involving cash:
Amortization and depletion	866	1,229	1,573	2,469
Impairment charge	–	1,679	–	1,679
Unrealized foreign exchange loss (gain)	278	4,963	(1,493)	9,885
Income tax expense	178	837	238	919
Share-based compensation	449	273	742	490
Other non-cash items (note 10)	(189)	89	(342)	101
Interest received	205	30	316	44
Income taxes paid	(188)	(220)	(1,580)	(224)
	2,432	7,548	3,327	10,613
Changes in non-cash working capital:
Trade and other receivables	(119)	(4,413)	(448)	(5,449)
Inventories	(5)	1,077	(1,984)	774
Other current assets	311	(295)	(50)	(582)
Trade and other payables	2,053	115	1,315	(1,047)
Net cash provided by operating activities	4,672	4,032	2,160	4,309

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,031)	(885)	(2,857)	(1,326)
Cash received upon acquisition of Coricancha (note 3)	105	–	105	–
Proceeds from (investments in) short-term deposits	6,200	–	(1,862)	–
Other	2	–	2	–
Net cash provided by (used in) investing activities	5,276	(885)	(4,612)	(1,326)

Cash flows from financing activities:
Proceeds from financings, net of expenses	–	5,034	–	5,035
Proceeds from exercise of share options	82	999	859	1,510
Net cash from financing activities	82	6,033	859	6,545

Effect of foreign currency translation on cash and cash equivalents	83	(98)	140	(1,119)

Increase (decrease) in cash and cash equivalents	10,113	9,082	(1,453)	8,409
Cash and cash equivalents, beginning of period	30,076	13,011	41,642	13,684
Cash and cash equivalents, end of period	$40,189	$22,093	$40,189	$22,093